SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 23, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 23, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   February 23, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - February 23, 2009

Tanzanian Royalty Chairman to Provide $1 Million Private Placement and Agrees to Reprice 8th Tranche of $3 Million Private Placement

Tanzanian Royalty Exploration Corporation announces that Mr. James E. Sinclair has agreed to provide $1,000,000 by way of a private placement with the proceeds being applied to general working capital.  Mr. Sinclair has agreed to purchase 189,036 common shares at a purchase price of $5.29 per share for proceeds totaling $1,000,000.  The price reflects the greater of the closing price on the Toronto Stock Exchange of the Company’s shares on February 20, 2009 of $5.29 and the 5-day weighted average trading price for the five consecutive trading days ended February 20, 2009 of $5.131.  If the closing price on the Toronto Stock Exchange of the Company’s shares on the date of closing is greater than the above, the share price and number of shares to be issued will be adjusted to reflect the higher price.

In addition, Tanzanian Royalty advises that Mr. James E. Sinclair has agreed to reprice the eighth tranche of the $3 million private placement.  Since the announcement of Mr. Sinclair’s intention to proceed with the eighth tranche, Tanzanian Royalty’s share price has increased meaningfully.  Tanzanian Royalty and Mr. Sinclair have agreed to reprice the eighth tranche to reflect the current share price.  The eighth tranche will consist of 71,977 common shares of the Corporation having a purchase price of $5.21 per share for proceeds totaling $375,000.  The purchase price reflects the closing price of the Corporation’s shares on the Toronto Stock Exchange on February 19, 2009.  The eighth tranche private placement has now closed.  Mr. Sinclair has now completed all tranches of this $3,000,000 private placement commitment.  His total share placements to date aggregate $21,064,000.

The private placement common shares are subject to certain mandated hold periods and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with these placements.

The private placement is subject to Regulatory approval.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Alternext US LLP have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.